

07001765

MISSION

| OMB APPROVAL | |
|---|---|
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| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

cM

| SEC FILE NUMBER |
|---|
| 8-52483 |



FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 01, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles, (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Paul Encapera 323 466 6948
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melvin E. Crosby, CPA
(Name – If individual, state last, first, middle name)

35-688 Cathedral Canyon Drive, ~~Suite 120 Cathedral~~ City, CA 92234
(Address) (City) (State) (Zip Code)



**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dennis Paul Encapera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulfow Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



DONNA P. NORA
Notary Public, State of Florida
Commission# DD 148784
My comm. expires Sept 6, 2010


FL Dixie

3/6/07

Signature

Principal.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# GoNow Securities Inc.


SEC MAIL PROCESSING
RECEIVED
MAY 07 2007
WASH. D.C.
210
SECTION

April 30, 2007

Allissa Johnson
Supervisor
NASD REGULATION, INC.
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

**Re: December 31, 2006 Audited Financial Statements for GoNow Securities, Inc.**
**GoNow Securities, Inc. ("GSI" or "Firm") CRD No. 104020**
**Your Letter dated April 19, 2007**

Dear Ms. Johnson;

This letter is in response to your letter of above reference noting certain deficiency in the Firm's submitted Annual report you acknowledged receipt of as follows:

1. An original signed and notarized Oath or Affirmation. The Oath or Affirmation submitted was not an original copy.

ANSWER:
The original copy of the oath and Affirmation as part of the report facing page may have contained in submission sent to any of the other submission locations. However, if your office requires additional original copy, the Firm will comply and the same additional original copy is being continued to your attention promptly under separate covers.

2. An original signed Accountant's Opinion which covers all of the statements and schedules filed except for the SIPC Supplemental Report and the material inadequacies report pursuant to SEC Rule 17a-5(e)(1)(i).

ANSWER:
The Firm is in the process of retaining a replacement auditor and will continue the requested signed Opinion to you promptly.

3. An original signed Internal Account Controls Report describing any material inadequacies found to exist pursuant to SEC Rule 17a-5(j).

ANSWER:
The Firm is in the process of retaining a replacement auditor and will continue the requested signed Opinion to you promptly.

4. Correct computations for the Firm's Statement of Financial Condition, Statement of Changes in Shareholder's Equity, and Computation of Net Capital.

ANSWER:
Please see a copy of the Firm's Statement of Financial Condition, and Statement of Changes in Shareholder's Equity, and Computation of Net Capital below.

Copies of this response is being sent, per your request under NASD Rule 8210 to your office and the SEC regional or District Office, and two copies to the SEC Washington DC office. A second completed Part III Facing Page is made part and incorporated by reference.

Should there be need for additional clarifications, please contact us at our office number listed herein.
Sincerely;
**GONOW SECURITIES, INC.**


Dennis Paul Encapera
Principal

, cc: Board of Directors.

ANSWER:
Please see a copy of the Firm's Statement of Financial Condition, and Statement of Changes in Shareholder's Equity, and Computation of Net Capital below.

Copies of this response is being sent, per your request under NASD Rule 8210 to your office and the SEC regional or District Office, and two copies to the SEC Washington DC office. A second completed Part III Facing Page is made part and incorporated by reference.

Should there be need for additional clarifications, please contact us at our office number listed herein.
Sincerely;
GONOW SECURITIES, INC.



Dennis Paul Encapera
Principal

, cc: Board of Directors.

*3580 Wilshire Boulevard, 17th Floor; Los Angeles, CA 90010 Tel: 323 GONOW4U*
*Member NASD, SIPC.*

ANSWER:
Please see a copy of the Firm's Statement of Financial Condition, and Statement of Changes in Shareholder's Equity, and Computation of Net Capital below.

Copies of this response is being sent, per your request under NASD Rule 8210 to your office and the SEC regional or District Office, and two copies to the SEC Washington DC office. A second completed Part III Facing Page is made part and incorporated by reference.

Should there be need for additional clarifications, please contact us at our office number listed herein.
Sincerely;
GONOW SECURITIES, INC.

Dennis Paul Encapera
Principal

, cc: Board of Directors.

Exhibit 1

Annual Audited Report Part III Facing Page with;
Signed and Notarized Oath or Affirmation
as Stamped Received by NASD on March 08, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

# ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2006

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

Exhibit 2

Annual Audited Report Part III Facing Page with;
Signed and Notarized Oath or Affirmation redone
In compliance with Allissa Johnson, NASD Supervisor
Letter dated April 19, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 01, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles, (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Paul Encapera 323 466 6948
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melvin E. Crosby, CPA
(Name – if individual, state last, first, middle name)

35-688 Cathedral Canyon Drive, Suite 120 Cathedral City, CA 92234
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Dennis Paul Encapera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



NOTARY PUBLIC
DONNA P. NORA
Notary Public State of Florida
Commission# DD 148784
My comm. expires Sept 6. 2010


Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## OATH OR AFFIRMATION

I, Dennis Paul Encapera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


DONNA P. NORA
Notary Public: State of Florida
Commission# DD 148784
My comm. expires Sept 6, 2010

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OATH OR AFFIRMATION

I, Dennis Paul Encapera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exhibit 3

Statement of Financial Condition
Statement of Changes in Shareholders Equity
Computation of Net Capital Requirements Pursuant to Rule 15c3-1
Resubmitted in compliance with Allissa Johnson, NASD Supervisor
Letter dated April 19. 2007.

## GONOW SECURTIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 26,220.40 |
| Duc from former officer, net of allowance for bad debts $13,415.00 | | - |
| CRD account | | 438 .50 |
| Total assets | $ | 26,658.90 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

**Liabilities**

**Sharcholder's equity**

| | | |
|---|---|---|
| Common stock | | -- |
| Additional paid in capital | | 383,655.77 |
| | | (35,084.28) |
| Accumulated deficit | | (322,152.59) |
| Total Equity | $ | 26,418.90 |
| Total liabilitics and Shareholder's equity | $ | 26,658.90 |

The accompanying notes are an integral part of these financial statements.

**GONOW SECURITIES, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Stock Shares | Common Stock | Paid-In Capital | Accumulated (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | -- | $ -- | $362,275 | $(348,523) | 13,752 |
| Capital Contributed | | | 60,967 | | 60,967 |
| Net (Loss) | | | | (48,499) | (48,499) |
| Balance, December 31, 2006 | | | 423,242 | 397,022 | 26,220 |

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| Total ownership equity from statement of Financial condition | $26,659 |
| Less Non Allowable Asset CRD account | ( 129) |
| **NET CAPITAL** | $ 26,530 |

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

| | |
|---|---|
| Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness | $ 0 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 5,000 |
| **EXCESS CAPITAL** | $ 21,530 |
| Excess net capital at 100% (net capital less 10% of aggregate indebtedness) | $26,530 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Total liabilities | $ 0 |
| Percentage of aggregate indebtedness to net capital | NA |
| Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d) | NA |

**RECONCILIATION**

The following is reconciliation, as of December 31, 2006 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

| | |
|---|---|
| Net capital per FOCUS report | $24,784 |
| Post closing bookkeeping adjustment | 1,746 |
| Net capital –Audited | $ 26,530 |

The accompanying notes are an integral part of these financial statements

Exhibit 4

The Firm's signed Engagement Letter with its Auditor
for period ending December 31, 2006 :
resubmitted in compliance with Allissa Johnson BASD Supervisor
Letter dated April. 19, 2007.

**MELVIN CROSBY & ASSOCIATES, INC.**
Melvin E. Crosby, CPA
35-588 Cathedral Canyon Drive, Suite 120
Cathedral City, CA 92234

## REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Firm") for the year ended December 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm :(1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. The Firm, therefore, claims exemption under Rule 15c3-3 section (k)(2)(i).

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Melvin E. Crosby, CPA
Los Angeles, California
February 22, 2007

**Mr. Melvin E. Crosby, CPA**
**MELVIN CROSBY & ASSOCIATES, INC.**
**35-688 Cathedral Canyon Drive, Suite 120**
**Cathedral City, CA 92234**

ENGAGEMENT LETTER

February 20, 2007

GoNow Securities, Inc
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

Attn: Mr. Dennis Paul Encapera, Principal

Dear Mr. Encapera;

I am pleased to serve as your independent accountant. The purpose of this letter is to confirm the terms of my engagement and to clarify the nature and extent of the auditing and accounting services I will provide.

I will audit the statement of financial condition and the supplemental schedule required by the SEC rule 15c3-1 as of December 31, 2006 and the statements of operations, stockholders' equity and cash flows for the year then ended. My audit will be made in conformity with auditing standards generally accepted in the United States of America, and accordingly will include such tests of the accounting records and such other auditing procedures, as I consider necessary in the circumstances.

During the course of my work it is possible that I will observe opportunities for economics in, or improved controls over your operations. It is my practice to bring such matters to the attention of the appropriate level of management either orally or in writing.

It is my understanding that although the purpose and objective of the audit is to lead to the expression of an opinion with respect to the financial statements, circumstances may exist or may arise which would preclude submitting such opinion. Should deficiencies in internal control, significant uncertainties or contingent liabilities be discovered which would have an affect upon my opinion, I will inform you as promptly as possible and attempt to arrive at a conclusion acceptable to both of us. If my opinion will be other than unqualified, the reasons therefore will be fully disclosed.

It is understood that the examination contemplated is based upon tests and samples, since detailed auditing of all transactions is not practicable. It is also understood that such an examination (even when tests and samples are deemed adequate in the circumstances to provide the basis for a professional opinion relating to the financial statements) is not specifically designed, and cannot be relied upon to disclose fraud, defalcations, or similar

irregularities should any exist. If their possible discovery results, I will, of course, inform you of any findings which to me appear to be unusual or abnormal.

Whenever possible, I will use your personnel to assist in this work and so reduce costs.

I call your attention to the fact that management has a responsibility for the proper recording of transactions, for the safeguarding of assets, and for the substantial accuracy of their financial statements. Although I may reproduce your financial statements on my stationery, the statements are the representation of management.

<u>If reproduction or publication of the financial statements which I have audited or any part of them, in anticipated for the purpose of distribution outside of your management, (other that to regulatory authorities such as the NASD and SEC) I request that I be permitted to approve the master's or printer's proofs before publication if my name is to be connected with the statements or report in any way. This includes any public reference (such as press release) to the financial statements upon which I have opined.</u>

The charges for my work are based on the time involved plus direct expenses. My staff rates vary according to the degree of responsibility involved and skill required. Your work product as to the statements and report you provided my office on electronic media [Microsoft word format] will be reproduced in the same format by my secretary Jennifer for my further review against books and records you provided and my office copied in the month of February 2007. I acknowledge receipt of full amount of $300.00 to cover my work as the Firm remained dormant with limited or no activity during the audit period [Bank of America, Wells Fargo Bank, and Citibank monthly interest income, and Firm's upkeep expenses reflected as additional paid in capital] of year ended December 31, 2006

If the above terms are in accordance with your understanding and are acceptable to you, please sign and return the duplicate copy of this letter to me.

I very much appreciate the opportunity to serve you and will be pleased to discuss any questions you may have.

Very truly yours;
**MELVIN CROSBY & ASSOCIATES, INC.**

Melvin E. Crosby, CPA

The services described in the foregoing letter are in accordance with our requirements and we understand the terms and conditions recited therein.

**GONOW SECURITIES, INC.**

Dennis Paul Encapera

By: Dennis Paul Encapera,
Principal

Dated: This 26 of February, 2007.



END